Exhibit 2.1

Property Transfer and Leaseback Agreement

Seller: UTStarcom Telecom Co., Ltd (hereinafter, “Party A”)

Address:

Legal Representative:

Buyer: Zhejiang Zhongnan Construction Group Co., Ltd. (hereinafter, “Party B”)

Address:

Legal Representaive:

Party A and Party B, after discussions and negotiations, herby mutually agree to enter into this agreement (the “Agreement”) in respect of Party B’s purchase from Party A the real estate property, affiliated facilities, affiliated equipment and other auxiliary facilities and structures (hereinafter, the “Property”) located at 368 Liuhe Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China, pursuant to the provisions of The People’s Republic of China Contract Law , The People’s Republic of China Real Estate Administration Law and The People’s Republic of China Property Law.

Part I Agreement on the Property Transfer

Article 1.  General Information of the Transferred Property

1. Location of the Property: 368 Liuhe Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China

2. Total Gross Floor Area (“GFA”): 240,645.35 sqm as listed in two Real Estate Certificates, Hang Fang Quan Zheng Gao Xin Zi No. 06004395 with a size of 119,889.45 sqm and Hang Fang Quan Zheng Gao Xin Zi No. 06004396 with a size of 120,755.9 sqm with details as set forth in the Real Estate Certificates issued by the Real Estate Administration Bureau.

3. Total land utilization area: 200,028 sqm as listed in two Land Title Certificates, Hang Bin Guo Yong (2007) Zi No. 00264 with a size 77,518 sqm and Hang Bin Guo Yong (2007) Zi No. 00265 with a size of 122,510 sqm with details as set forth in the Land Title Certificates issued by the Land Resource Bureau.

4. Affiliated facilities, affiliated equipment and auxiliary facilities: refer to the handover check list.

5. Other buildings and fixtures: refer to the handover checklist.

6. Current operating condition of the whole Property: refer to the handover checklist.

Article 2.  Total Transaction Price

Total Transaction Price of the Property: RMB 950,000,000 (Nine hundred and fifty million RMB, including transaction-related taxes and fees payable by both parties) (hereinafter, the “Total Transaction Price”). The transaction-related taxes and fees include all the transaction-related taxes and fees relating to the transaction hereof, which is legally payable by both parties, including but not limited to business tax, deed tax, transaction management fee, registration fee, service charge, notarization fee, stamp duty etc. (hereinafter, the “Total Transaction-related Taxes and Fees”).

Article 3. Allocation of the Property Transaction Taxes

1. The Total Transaction-related Taxes and Fees shall be the sole responsibility of Party B provided that Party A shall pay Party B a lump sum amount of RMB 50,000,000 (Fifty million RMB), to be deducted from the Total Transaction Price. If the actual Total Transaction-related Taxes and Fees exceed this amount, Party B shall be responsible for any extra amount. If the actual Total Transaction-related Taxes and Fees are less than this amount, Party B shall keep any amount left. Party B agrees and covenants that Party A’s actual net proceed received shall not be less than RMB 900,000,000 (Nine hundred million RMB) ( hereinafter, the “Net Transaction Price”).

2. Related to the preceding provision, Party B shall make sure the Total Transaction-related Taxes and Fees legally and completely paid and provide all the vouchers and invoices and other original proof documents to Party A related to the taxes and fees payable by Party A. Meanwhile, should Party A at any time be investigated or prosecuted by the government for the incomplete payment of such taxes and fees, Party B shall be responsible for any related damaged and expenses incurred and shall hold Party A harmless from and against any loss.

Article 4.  Payment Method

Party A and Party B agree to make the payments in installments as follows:

1.Within 3 business days from the signing of this Agreement, Party B shall pay a deposit in the amount of RMB 50,000,000 (Fifty million RMB) to Party A.  After the payment of the deposit, should Party B refuse or delay to perform any obligations under this Agreement for over 20 business days, Party A has the right to keep all such deposit from Party B except if the performance of this Agreement is affected by the government, Force Majeure or changed circumstances.

A receipt of the deposit will be issued from Party A to Party B upon Party B’s payment of the deposit.

2. All the documentations of the Property in the possession of Party A, including but not limited to, government approval documents (if any), drawings, original engineering and construction documentations (including technical materials, material inspection reports, security reports, construction logs, all materials evidencing construction completion including the construction information of the construction units etc.), itemized sub-inspection reports (foundation inspection and acceptance, hidden works inspection and acceptance, annex main body inspection and acceptance etc.), construction supervision contract and related documents, construction contracts and construction cost auditing reports, external wall designs and construction contracts, other design, construction, decoration, material purchasing related contracts and vouchers, handbooks, warranties and invoices of affiliated facilities, affiliated equipment and other auxiliary facilities and structures, shall be handed over to Party B.

After confirmation by Party B, all the above documentations will be handed over from Party A to Party B through the handover team agreed upon by both parties.  Within 3 business days after the completion date of the handover, Party B will pay another RMB 45,000,000 (Forty-five million RMB) to Party A and by then Party B will have paid 10% of the Total Transaction Price, equivalent to RMB 95,000,000 (Ninety-five million RMB), to Party A.

The handover team referred to above is a temporary handover team consisted of financial, legal and other related personnel jointly assigned by both parties.

An effective receipt evidencing the receipt of the corresponding amount of the Transaction Price will be issued from Party A to Party B upon the payment of RMB 45,000,000 (Forty-five million RMB).

3. Within 20 business days from the completion date of the 10% payment as state in the preceding clause, the parties shall work together to apply to transfer the Property’s title to Party B. Upon the formal submission of the title transfer application, Party B shall pay 80% of the Total Transaction Price in the amount of RMB 760,000,000 (Seven hundred and sixty million RMB) to Party A.

4. The remaining 10% of the Total Transaction Price, after deducting the Total Transaction-related Taxes and Fees in the amount of RMB 50,000,000 (Fifty million RMB), shall be paid within 3 business days from the confirmation of the handover, inspection and acceptance of all of the Property.  The Total Transaction Price shall by then have been paid in full and Party A shall issue an effective receipt reflecting the Total Transaction Price received to Party B.

5. For Party A to avoid the transaction risk, Party B will issue a bank guarantee for the 80% installment and the remaining 10% installment as respectively stated in Clauses 3 and 4 of this Article within 3 business days after the first 10% installment is paid. This bank guarantee shall expressly provide that (i) the corresponding guaranteed amount in the bank account will be frozen for the purpose of guaranteeing the performance of this Agreement, and shall not be unfrozen unless expressly agreed to by Party A in writing; and (ii) the bank shall guarantee that the guaranteed amount will be paid to Party A pursuant to Clauses 3 and 4 of this Article.  All terms in the guarantee letter (including but not limited to the terms, conditions and schedule for unfreezing the guaranteed funds in the account) shall be expressly agreed to by Party A in writing.  If Party B fails to provide a bank guarantee letter pursuant to this Clause, Party A shall have the right to refuse to apply for the transfer of the Property’s title.

6. Party A’s bank account for receiving payments :

Account Name : UTStarcom Telecom Co. Ltd.

Bank Name : Bank of China Zhengjiang Branch

Account Number :

Article 5.  Party A’s Representations and Warranties

1. Party A has the legal authority to sell the Property.  If there are discrepancies regarding the Property’s area and amount, then the Transaction Price shall be based on the actual area and amount as stated in the Real Estate Certificates.

2. As of the signing date of the Agreement, Party A has not sold or transferred the Property to any third party, nor has it agreed to sell or transfer the Property to any third party.

3. Party A has not mortgaged or pledged the Property to any third party, nor has it agreed to offer such mortgage or pledge to any third party.

4. Before the handover of the Property, Party A shall use commercially reasonable efforts to keep the Property (including affiliated facilities, affiliated equipment and other auxiliary facilities and structures) in the current condition.  Any cost incurred herein shall be assumed by Party A.

5. Party B shall not be responsible for any Party A’s legal liabilities and obligations solely due to the purchase of the Property, regardless of whether these obligations have been incurred, will be incurred or may be incurred. Party B is expressly not responsible for the following obligations of Party A:

1) Any construction fee, material fee and service fee associated with the Property including the cost of design, construction, supervision, renovation, installation and purchase, material and labor cost etc. that Party A still has not paid;

2) Any unpaid payment related to wages, social insurances and benefits of the Party A’s employees;

3) Any payment related to government fees or taxes that that Party A still has not paid, but excluding the Total Transaction-related Taxes and Fees;

4) Any payment related to property management fee, electricity, water and other fees related to the Property that Party A still has not paid;

5) Any penalty from the governmental administrative department and other related departments incurred prior to the handover of the Property; and

6) Any other fees closely related to the Property before the handover of the Property.

Article 6.  Other Agreements

1. In the event there is any inconsistency between this Agreement as signed by both parties and the formal contract provided by the Real Estate Administration Bureau and Land Resource Bureau and signed by both parties, this Agreement shall prevail.

2. In case there are some issues stated in the formal contract while not covered in this Agreement, the formal contact shall prevail.

3. After the signing of this Agreement, Party B has the right to form an operation company (hereinafter, the “Project Company”) to assume all the rights and obligations of Party B under this Agreement.

The Real Estate Certificates and other documentation related to the title transfer shall be transferred directly to the Project Company by Party A and Party B.  But if due to the reasons caused by the government registration department or Party B or the Project Company, it is impossible for the Real Estate Certificates to be transferred to the Project Company, Party B will decide which company to hold the Real Estate Certificates. Under such circumstances, Party A shall provide cooperation and assistance, but all extra taxes and expenses incurred in connection therewith shall be borne by Party B.  Neither party shall have a claim against the other party for any damages for breach under this provision.

In order to ensure the timely payment collection for Party A, the deadline for the 80% payment as stated in Clause 3 of Article 4 shall be no later than 30 business days after the initial 10% payment, and the deadline for the 10% payment as stated in Clause 4 of Article 4 shall be no later than 45 business days after the initial 10%

payment.

In connection herewith, Party B agrees to assume joint liabilities with the Project Company in performing all its obligations and undertakings under this Agreement.

Article 7.  Property Delivery Deadline

If neither party is in breach of this Agreement, both Party A and Party B agree to use commercially reasonable efforts to officially transfer the title of the Property by March 15, 2010.

Part II Agreement on Property Leaseback

Article 8.  Leaseback Area and Term

1. The leaseback area is 70,000 sqm GFA aboveground and 12,000 sqm GFA underground of the Property (hereinafter, the “Leaseback Space”). The leaseback term is 6 years (hereinafter, the “Leaseback Term”) starting from the earlier of (i) the completion date of the Property handover; or (ii) March 15, 2010.  If the Property ownership transfer is not completed by March 15, 2010, the Leaseback Term shall start on the date the Property ownership title transfer is completed.

2. Both parties agree that regardless of any contrary terms in this Agreement and no matter whether the title transfer is completed, upon the signing of the Agreement, Party A has the right to leaseback and use the Leaseback Space with consideration pursuant to the leaseback agreement hereof.

Article 9.  Rent and Payment Schedule

1.The rent during the Leaseback Term shall be paid in three phases and each phase includes two years: the payment due date for the initial phase shall be within 3 business days after the Property title is transferred.

1)              Phase 1 rent: year one and year two, for the 70,000 sqm GFA aboveground of the Leaseback Space, the rent is RMB 2.5 per sqm per day (based on 365 days per year). For the 12,000 sqm GFA underground of the Leaseback Space, the rent is RMB 25 per sqm per month.

The property management fee is RMB 6.5 per sqm per month and the air-conditioning fee is RMB 4 per sqm per month.

2)              Phase 2 rent: year three and year four, 70,000 sqm GFA aboveground of the Leaseback Space, the rent is RMB 3 per sqm per day (based on 365 days per year). On the 12,000sqm GFA underground of the Leaseback Space, the rent is RMB 25per sqm per month.

The property management fee is RMB 6.5 per sqm per month and the air-conditioning fee is RMB 4 per sqm per month.

3)              Phase 3 rent: year five and year six, 70,000 sqm GFA aboveground of the Leaseback Space, the rent is RMB 3.2 per sqm per day (based on 365 days per year). On the 12,000sqm GFA underground of the Leaseback Space, the rent is RMB 25 per sqm per month.

The property management fee is RMB 6.5 per sqm per month and the air-conditioning fee is RMB 4 per sqm per month.

Subject to the other terms under this Agreement, the rent, property management fee, air-conditioning fee of the Leaseback Space (82,000 sqm in total including aboveground and underground space) will be calculated and paid according to the above terms.

2. Payment Schedule

1)              Except as otherwise provided in Item (2) of this Section 2 below, all rents shall be paid biannually by Party A to Party B within 20 days prior to each lease commencement date and using the Property and Party B shall issues a legal and valid receipt for the rent paid within 3 business days after receiving the rent and/or any other payment made by Party A.

2)              The rent for the first 6 months of the Leaseback Term shall be paid in full within 3 days after the title of the Property has been transferred from Party A to Party B.

3. During the Leaseback Term, should Party A terminate leasing back the Property, Party A should notify Party B 6 months in advance and obtain Party B’s consent.

Should Party A need to review the leaseback after the Leaseback Term expires, Party A shall notify Party B 6 months prior to such expiration and both parties shall sign a new lease agreement. Party A has a right of first refusal under the same conditions compared with the other proposed lessees.

Article 10.  Other Agreements on the Property Leaseback

1. Provided that Party B is not in breach of any terms of this Agreement, when Party A pays the initial payment for leasing the Leaseback Space, it shall pay a deposit in the amount of RMB 30,000,000 (Thirty million RMB) to secure the performance obligations (hereinafter, the “Leaseback Deposit”) to Party B. Party B should return the Leaseback Deposit free of interest within 3 business days upon expiration of the Leaseback Term if Part A has lease the Leaseback Space during the Leaseback Term in according with the terms of this Agreement.

2. During the Leaseback Term, Party A has the right to decide at any time to sublease the Leaseback Space in whole or in part; provided that the sublease agreements shall be provided to Party B for record keeping.

3. During the phase 1 of the Leaseback Term, or the first two years of the Leaseback Term, if the originally leased parking space is not sufficient and Party A needs additional parking space, Party A will pay RMB 300 per month per parking space for underground parking or RMB 100 per parking space per month for aboveground parking. The terms for phase 2 and 3 of the Leaseback Term shall be discussed separately.

4. If Party A terminates the Leaseback Agreement during the 6-year Leaseback Term, Party B has the right to keep the total Leaseback Deposit of RMB 30,000,000 (Thirty million RMB).

In addition, Party A shall pay additional compensation to Party B in the amount of 6-month rent, calculated based on the rent of for the applicable phase under the Agreement (hereinafter, the “Additional Compensation”).  Should Party A refuse to lease part of the Leaseback Space during the Leaseback Term, Party B will deduct the corresponding portion of the Leaseback Deposit based on the proportion of the un-leased space versus the leased space. Party A shall also pay the respective portion of the Additional Compensation based on the proportion of un-leased space versus the leased space.

During the Leaseback Term, if Party A reduces the Leaseback Space, Party A shall discuss with Party B about the specific leaseback locations.

5. During 6-year Leaseback Term, should Party B refuse to perform the obligations of the leaseback agreement, Party B shall compensate Party A in the same amount as provided in the preceding Clause except if Party A’s fault causes Party B unable to perform the leaseback obligations.

6. Party A has the right to continue using the current large neon lights billboard of the Property after the transaction is completed. If Party A chooses to continue using such billboard, Party A shall pay RMB 3,000,000 (Three million RMB) per annum for such use as advertisement fee and Party A shall be responsible for the maintenance of the signboard and Party B shall provide assistance. Party A shall pay the corresponding advertisement fee along with the leaseback rent due at the time.

If Party A decides not to use the billboard after the transaction is completed, it shall provide notify Party B before the commencement of the Leaseback Term.  If Party A chooses to continue using the billboard at the commencement of the Leaseback Term, but decides to discontinue such use at any time after the Leaseback Term started, it shall provide Party B with a 6-month prior notice.

7. Handover of Employees of Party A, Property Management Company and Existing Tenants:

1)              Party A shall maintain part of the current team members from the departments of facilities, security, IT and administration until March 30, 2010 and Party A shall be responsible for their salaries.  Party A shall be responsible for the termination or cancellation of the employment agreements (as the case may be) with those team members and the related expenses.  Party B has the right to recruit those team members after the termination and cancellation of the employment agreements by Party A.

2)              Party A shall be responsible for maintaining the current contracted property management company and the corresponding expenses prior to March 30, 2010.  After the Property handover, Party B shall use best efforts to continue using the existing property management company.  If termination of property management company is unavoidable after the handover, Party A is solely responsible for the termination and cancellation of the contract and any expenses that may be incurred as a result of such change.

3)              After the completion of the title transfer and within 3 business days after all the Net Transaction Price is paid, Party A shall transfer the existing tenants and potential tenants that Party has been in touch with to Party B.  Party B shall use best efforts to ensure a smooth transition.  However, if changes are really necessary, Party A shall be responsible for all the terminations or cancellations of the existing leases (as the case may be) at its sole expense.

8. If Party B still owes Party A any money related to the Total Transaction Price or any other fee payable when the Leaseback Deposit, rent and/or other payments are due for Party A, Party A has the right to deduct the corresponding outstanding amount from the leaseback-related payments or any other fee payable to Party B.

9. After the signing of this Agreement, Party B has the right to form a new Project Company which will assume its rights and obligations agreed under this Agreement provide that Party B agrees to be jointly responsible with Project Company for the responsibilities and obligations of Party B under this Agreement.

The Real Estate Certificates and other documentation related to the title transfer will be transferred directly to the Project Company. But if due to the reasons caused by the governmental registration department or Party B or the Project Company, it is impossible to transfer the Real Estate Certificates to the Project Company, Party B will decide which company to hold the Real Estate Certificates. Under such circumstances, Party A shall provide cooperation and assistance, but all extra taxes and expenses incurred in connection therewith shall be borne by Party B. Under such circumstance, neither party shall have a claim against the other party for any liability for breach under this provision.  In connection herewith, Party B agrees to assume joint liabilities with the Project Company in performing all its obligations and undertakings under this Agreement.

10. Party A shall make sure to observe the related local laws, regulations and government policies during the Leaseback Term and be subject to the unified management of the Property by Party B.

Part III Leasing Contract and Party A’s Additional Leasing Arrangement

Article 11. Leasing Contract

If Party B deems that an additional leasing contract is necessary based on this Agreement, both parties shall negotiate and sign a supplemental leasing contract. The leasing terms in the supplemental leasing contract shall prevail over the terms of this Agreement.  If no supplemental leasing contract is signed, the terms of this Agreement shall govern.

Article 12. Additional Leasing Arrangement

After the signing of this Agreement, if Party A needs to expand the Leasebakc Space, the parties shall sign another leasing agreement which shall become part of this Agreement.

Part IV Confidentiality

Article 13. Confidentiality

1.Both parties shall be legally required to keep all the business secrets of both parties, their controlling and participating shareholders and related parties, that they come into contact with or get to know of during the signing and performance of this Agreement (the “Confidential Information”).  The fee for keeping confidentiality has been included in the transaction related fees in this Agreement.

2. Each party has the obligation to keep confidential of any confidential items stipulated in the laws, regulations and governmental policies of the People’s Republic of China.

3. The term for the confidentiality obligations starts from the signing of this Agreement to 5 years after the expiration of the Leaseback Term.

4. The Confidential Information does not include the following:

1)              Any information that has already been published or available to the public in other forms when being disclosed by the disclosing party;

2)              Information that is released by a third party to the receiving party provided that such disclosure does not infringing upon any right of, or breach the confidentiality obligation against, the disclosing party and without any additional restrictions on its use and disclosure, and information that is released by a third party who breaches the confidentiality obligations or infringes upon the rights of the disclosing party but is received by the receiving party who neither knows nor has reasons to know such breach or infringement, then the information is not Confidential Information before the receiving party knowing such breach or infringement.

3)              Information in the possession of the receiving party through legal and proper channels or independent collection, research and development without utilization of any disclosing party’s Confidential Information.

4)              Information already in the possession of the receiving party when the information is disclosed, provided that the receiving party provides evidence demonstrating legal possession of such information and notifies the disclosing party in writing;

5)              Information that is agreed in writing by the disclosing party to be disclosed or published by the receiving party; or

6)              Information that must be disclosed as legally mandated by the competent courts, arbitration institutions, government authorities and/or stock exchanges.

Part V. Force Majeure and Situation Changes

Article 14. Force Majeure and Situation Changes

If either Party is prevented from performing any of its obligations under this Agreement during the term of the Agreement by an event of Force Majeure and situation changes, then it shall be released or reduced of its liabilities according to the current laws, regulations and judicial interpretations of the People’s Republic of China.

Part VI.  Liabilities for Breach

Article 15. Party A’s Liability for Breach

1. Should (i) there be a flaw in licenses or contracts and other necessary legal documents of the Property or (ii) there be other legal disputes regarding the Property, and as a result of aforementioned item (i) or item (ii), the Property ownership title cannot be transferred from Party A to Party B, Party A shall, in addition to returning the Total Transactions Price in full, also pay Party B in the amount of 5% of the Total Transaction Price as penalty.

2. Should Party A fail to pay Party B the corresponding amount on time as stipulated in this Agreement, Party A shall pay Party B a penalty that is equivalent to 0.05% of the outstanding amount per day. The penalty shall continue accruing and being calculated until the entire delayed amount is fully paid.

3. Should party A breach the agreement and the penalty payable by Party A pursuant to this Agreement still cannot fully cover the loss of Party B due to such breach, Party A shall fully indemnify Party B for its total and actual loss.

Article 16. Party B’s Liability for Breach

1. Should Party B fail to pay any portion of the Total Transaction Price of the Property under this Agreement or commit any other material breach of this Agreement, Party B shall pay a penalty equivalent to 5% of the outstanding payment. In addition, Party A has the right not to perform its corresponding obligations under the Agreement.

2. Should Party B fail to pay Party A the corresponding amount on time as stipulated in this Agreement, Party B shall pay Party A a penalty equivalent to 0.05% of the total outstanding amount per day. The penalty shall continue accruing and being calculated until the entire delayed amount is fully paid.

3. Should party B breach the agreement and the penalty payable by Party B pursuant to this Agreement still cannot fully cover the loss of Party A from such breach, Party B shall fully indemnify Party A for its total and actual loss.

4. In addition, should Party B breach the leaseback agreement, Party A is entitled to request Party B to specifically perform the obligations of leaseback as stipulated in this Agreement.

Article 17. Jurisdiction of Dispute Resolution and Governing Law

1. With respect to any and all disputes arising from or related to this Agreement, both parties shall first try to resolve such disputes by friendly negotiations and discussions. If the disputes are not resolved after 60 days since either party receives the notice that requests a negotiation, either party can submit the dispute to China International Economic and Trade Arbitration Commission for arbitration according to the arbitration rules then in effect. The arbitration location shall be Beijing. The result of the arbitration shall be final and binding on both parties.

2. This Agreement should be governed by the laws and regulations of the People’s Republic of China.

Part VII.  Effective Date, Termination and Others

Article 18. Effectiveness of the Contract

This Agreement shall be made in four originals and shall come into effect from the date on which both parties sign and stamp the corporate chops on this Agreement.

Article 19. Early Termination by Party A

Should Party A request to terminate this Agreement without cause before the completion of the transfer of the Property, this Agreement will terminate when Party A pays back the money Party B has paid within 20 days after the request for termination.  In addition, Party A shall pay a sum of RMB 50,000,000 (fifty million RMB) to Party B as complete compensation.

Article 20. Language.

This Agreement is written in Chinese.

Article 21. Signing Location

This Agreement is being signed in Hangzhou, Zhejiang Province, People’s Republic of China.

Article 22. Wavier

The failure by either party to exercise its rights, power and privileges shall not be deemed as wavier of such rights, power and privileges. Any partial exercise of rights, power and privileges shall not affect the exercise of other rights, power and privileges.

Article 23  Former Agreements

This Agreement should replace any former or simultaneous relevant oral or written agreements, memorandums and communications made by the parties. There are no other expressed or implied obligations or promises regarding the subject matter of this agreement except otherwise provided herein.

Article 24. Others

The contacts and documents related to this Agreement are parts of this Agreement.

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In witness whereof, both parties sign this Agreement on the following date.

Party A: UTStarcom Telecom Co., Ltd (Corporate Seal)

Authorized Representative (Signature)

Party B: Zhejiang Zhongnan Construction Group Co., Ltd (Corporate Seal)

Authorized Representative (Signature)

Date: December 19, 2010

Signing Location: Hangzhou, Zhejiang Province, People’s Republic of China